Exhibit 2

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SICAV a.s.

Purchase of Series 1 Common Stock	766	2.3863	09/02/2026
Purchase of Series 1 Common Stock	300,000	2.4800	09/04/2026
Purchase of Series 1 Common Stock	750,000	2.5500	09/04/2026
Purchase of Series 1 Common Stock	31,645	2.4947	09/08/2026
Purchase of Series 1 Common Stock	697,370	2.5565	09/09/2026